UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number
001-34525

CUSIP Number
295625 107

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR

For Period Ended:    March 31, 2018

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Erin Energy Corporation
Address of Principal Executive Office (Street and Number):	1330 Post Oak Boulevard, Suite 2250
City, State and Zip Code:	Houston, Texas 77056

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On April 25, 2018 Erin Energy Corporation and certain of its subsidiaries (together “Erin Energy” or the “Company”), filed voluntary petitions under Chapter 11 of the United States Code (the "Code") in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the "Court") to pursue a plan of reorganization (the "Reorganization Plan").
Erin Energy and its subsidiaries will continue to operate under the jurisdiction of the Court and in accordance with the applicable provisions of the Code and the orders of the Court. To ensure ordinary operations, Erin Energy is seeking approval from the Court for a variety of motions, including authority to maintain bank accounts and other customary relief. The Company is in the process of looking for a source of debtor in possession financing to provide it with the necessary working capital to continue its operations and move towards a successful Reorganization Plan.
As a result of the foregoing, the Company is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 (the “Quarterly Report”) within the prescribed time period because the Company requires additional time to prepare and review certain information in its financial statements. The delay could not be eliminated without unreasonable effort or expense. Although the Company continues to work to conclude the preparation and review of the Form 10-Q and plans to file the Form 10-Q as soon as practicable, the Company does not anticipate filing the Form 10-Q within the five-day period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Part IV – Other Information

(1)    Name and telephone number of person to contact in regard to this notification

Dippo Bello	(713)	797-2940
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the three months ended March 31, 2018, the Company expects to report a net loss of approximately $18.5 million, compared to a net loss of $26.5 million for the same period in 2017. The lower net loss will result primarily from lower depreciation, depletion and amortization (“DD&A”) expenses for the three months ended March 31, 2018, as compared to the same period in 2017. DD&A expense for the three months ended March 31, 2018, was approximately $0.1 million because there were no oil sales in 2018, as compared to $25.4 million for the same period in 2017.
Crude oil revenues for the three months ended March 31, 2018 were nil, as compared to $31.3 million for the same period in 2017. In March 2018, the FPSO Armada Perdana, which is the vessel currently connected to the Company’s productive wells, had an emergency shutdown, which resulted in the shut-in of the Oyo-8 well. In addition, due to non-release of the nominated marine tanker for the crude oil offtake by the Nigerian authority, the first quarter crude oil lifting that was scheduled for the end of March, 2018 has been delayed.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Although the Company believes the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect.
The Company’s actual results could differ materially from those anticipated or implied in these forward-looking statements due to a variety of factors, including the Company’s ability to successfully finance, drill, produce or develop the wells and prospects identified in this Form 12b-25, and risks and other risk factors discussed in the Company’s periodic reports filed with the Securities and Exchange Commission. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. You should not place undue reliance on forward-looking statements, which speak only as of their respective dates. The Company undertakes no duty to update these forward-looking statements.

SIGNATURE
Erin Energy Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
ERIN ENERGY CORPORATION

Date: May 08, 2018

By: /s/ Dippo Bello
Dippo Bello
Vice President, Financial Planning and Treasurer
(Interim Principal Financial Officer)